UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities and Exchange Act of 1934**

**Date of Report
(Date of earliest event reported):**

September 29, 2009

FIRST FINANCIAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**0-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Broad Street, Charleston, South Carolina	**29401**
(Address of principal executive officers)	(Zip Code)

Registrant's telephone number, including area code: (843) 529-5933

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On September 29, 2009, First Financial Holdings, Inc. announced that it had raised approximately $65.0 million through a previously announced public offering of 4,193,550 shares of the Company's common stock at a price of $15.50 per share. The net proceeds to the Company after deducting underwriting discounts and commissions and estimated offering expenses are expected to be $60.6 million. Sandler O'Neill + Partners, L.P. acted as sole book-running manager of the offering, and Keefe Bruyette & Woods, Scott & Stringfellow and FIG Partners as co-managers. A copy of the press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

In accordance with General Instruction B.2. of Form 8-K, the information in Item 7.01 and the press release shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall such information and exhibit be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits:

The following exhibit is being filed herewith and this list shall constitute the exhibit index:

99.1 Press release dated September 29, 2009 announcing the closing of the offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: September 29, 2009   By: /s/ R. Wayne Hall
                                               R. Wayne Hall
                                               Executive Vice President and
                                               Chief Financial Officer

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street · Charleston, S.C. 29401
843-529-5933 · FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President-Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005
dwright@firstfinancialholdings.com

**FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES CLOSING OF $65.0 MILLION
PUBLIC OFFERING OF COMMON STOCK**

Charleston, South Carolina (September 29, 2009) – First Financial Holdings, Inc. ("First Financial" or the "Company") (NASDAQ GSM: FFCH), the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), announced today that it has raised $65.0 million through the previously public offering by issuing 4,193,550 shares of the Company's common stock at a price of $15.50 per share. The net proceeds to the Company after deducting underwriting discounts and commissions and estimated offering expenses are expected to be $60.6 million.

"We appreciate the support shown by the investors who participated in our public offering," said A. Thomas Hood, President and Chief Executive Officer. "First Financial is well positioned to respond to business opportunities as they may arise."

Sandler O'Neill + Partners, L.P. is serving as sole book-running manager of the offering, and Keefe Bruyette & Woods, Scott & Stringfellow and FIG Partners are serving as co-managers. The Company has granted the underwriters a 30-day option to purchase up to an additional 15% of the shares sold to cover over-allotments, if any.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers will be made only by means of a prospectus and a related prospectus supplement, copies of which may be obtained from Sandler O'Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022 (800) 635-6859.

The Company is the holding company for First Federal Savings and Loan Association of Charleston, which operates 63 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and in Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking and trust services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to various risk factors, including those set forth from time to time in our filings with the SEC. You should not place undue reliance on forward-looking statements and we undertake no obligation to update any such statements.

For additional information about First Financial, please visit our website at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.